CRITO CAPITAL LLC

FINANCIAL STATEMENT
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED MARCH 31, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69050

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Crito Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8 Wright Street, Suite 107
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Theodore Gillman	203-423-5600	Ted.Gillman@critocapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
(Name – if individual, state last, first, and middle name)

5865 Mistloe Avenue	Beaumont	TX	77707
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Theodore Gillman__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Crito Capital LLC__ , as of __March 31__ , 2 __026__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Theodore J Gillman*

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Crito Capital LLC:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Crito Capital LLC (the "Company") as of March 31, 2026, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit of the financial statement provides a reasonable basis for our opinion.

NTT & Company, PLLC

Beaumont, Texas

June 1, 2026

We have served as the auditor for Crito Capital LLC since 2023.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

CRITO CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
March 31, 2026

ASSETS

Cash	$	536,811
Cash segregated under federal and other regulations		54,476
Accounts receivable		43,435
Prepaid expenses		27,681
Security deposit		5,758
	$	668,161

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	55,249
Member's equity		612,912
	$	668,161

The accompanying notes are an integral part of these financial statement.

CRITO CAPITAL LLC

NOTES TO FINANCIAL STATEMENT
March 31, 2026

(See Report of Independent Registered Public Accounting Firm)

Note 1   **Business Summary**

Crito Capital LLC (the "Company") was formed as a limited liability company in Connecticut on May 23, 2011. The Company is a registered broker/dealer and a member of both the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation ("SIPC") since November 20, 2012. In November 2021 the Company registered with the State of Connecticut as an investment adviser.

The Company is a wholly-owned subsidiary of Crito Holdings LLC (the "Parent") and serves principally as a placement agent acting on behalf of fund managers in their funding efforts in the United States. The Company is approved by FINRA to conduct investment advisory services, private placements and the sales of interests in private investment funds.

The Company is also engaged in providing "Chaperoning" services under SEC rule 15a-6. Under SEC Rule 15a-6, the U.S. broker-dealer chaperones the activities of a foreign broker-dealer's business which is limited to giving advice on private placement services and M&A advisory to U.S. institutional investors or major U.S. institutional investors.

Note 2   **FINRA Membership Agreement**

In February 2023, the Company began carrying customer cash and securities in its account at Wilmington Trust. This activity violated its membership agreement with FINRA and caused the Company's minimum net capital requirement to increase to $250,000. On March 8th 2024, the Company filed a Continuing Membership Agreement with FINRA to be approved to hold customer funds and securities and received approval on April 3, 2025.

The Company's current membership agreement with FINRA as of April 3, 2025, states the firm will operate pursuant to the full provisions of SEA Rule15c3-3 of the Securities and Exchange Commission on a restricted basis. The Company is restricted to operating in a carrying capacity for the sole purpose of liquidating and/or transferring customer funds and securities held in the account at Wilmington Trust.

Note 3   **Summary of Significant Accounting Policies**

Statement of Cash Flows
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits and bank money market accounts with banks or financial institutions with original maturities of three months or less.

CRITO CAPITAL LLC

NOTES TO FINANCIAL STATEMENT
March 31, 2026

(See Report of Independent Registered Public Accounting Firm)

Note 3   **Summary of Significant Accounting Policies**

Segment Reporting
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders.

The Company operates as a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placement and 15a-6 chaperone services. The Company has identified its Managing Principal as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole.

The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

Accrual Basis of Accounting
The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition
The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client.

Note 3   <u>**Summary of significant accounting policies (continued)**</u>

To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

The Company accounts for revenue under Financial Accounting Standards Board ("FASB") ("ASC") 606 and the description of the Company's revenue streams are as follows:

<u>**Success fees**</u>
Includes fees earned as a marketing and solicitation agent for private placements, private investment funds and hedge funds. These fees are recognized when earned in accordance with the terms of their respective agreements. Fees derived from the placement of securities are earned when the placement is completed (the closing date of the transactions) and the income is reasonably determinable. Private placement fees derived from the sale of interests in private investment funds and hedge funds are earned when the sale is completed and the income is reasonably determinable.

<u>**Corporate advisory fees**</u>
The Company provides financial consulting services in accordance with placement or other contractual agreements. Generally, these fees are billed on a periodic basis representing the engagement services performed and nonrefundable. Revenue is recognized in the period billed, upon the completion of the Company's related performance obligations.

<u>**Income Taxes**</u>
The Company as a limited liability Company is treated as a disregarded entity and included in the Parents tax return for federal, state, and city income tax purposes. A partnership is not a tax paying entity for federal and state income tax purposes. Income, loss, deductions and credits pass through proportionately to its partners and are taxed at the individual partner's income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (the "FASB ASC") 740-10-25, "Accounting for Uncertainty in Income Taxes." Assets and liabilities are established for uncertain tax positions taken or expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions.

CRITO CAPITAL LLC

NOTES TO FINANCIAL STATEMENT
March 31, 2026

(See Report of Independent Registered Public Accounting Firm)

Note 3   **Summary of significant accounting policies (continued)**

Estimated interest and penalties related to uncertain tax positions are included as a component of income tax expense. The Company does not have any uncertain tax positions. Currently, the 2021, 2022 and 2023 tax years are open and subject to examination by the taxing authorities.

Allowance for Credit Losses
The Company adheres to the guidance under FASB ASC 326 which uses an expected loss model to ascertain allowance for credit losses. Per management's analysis, no allowance for credit losses was considered necessary as of March 31, 2026.

Fair Value
FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs - Inputs other than the quoted prices in level 1 that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement

As of March 31, 2026, there were no assets or liabilities that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from employees and brokers, receivables from clients and related parties, other assets, accounts payable and accrued expenses, and due to clearing broker approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions used during the year ended March 31, 2026.

Note 4   **Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At March 31, 2026 the Company's net capital was $571,342 which was $321,342 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital was 0.10 to 1.

Note 5   **Concentration of Credit Risk**
The Company maintains cash in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk. At March 31, 2026, the amount in excess in insured limits was $286,811.

As of March 31, 2026, approximately 80% of the Company's receivables were owed from two clients. During the year ended March 31, 2026 approximately 69% of revenue was earned from two clients.

Note 6   **Related Party Transactions**
As of July 30, 2014, the Company has agreed to share fee revenues, with an affiliate under common ownership, from client engagements in which both entities play a role in establishing, developing, facilitating or maintaining a client relationship with investment managers or corporate issuers seeking to raise investment capital for one or more investment funds or vehicles.

The allocation of fee revenues shall be addressed on an engagement-by-engagement basis, to be determined primarily based on the relative contributions and efforts expected to be made by each entity and its employees and agents. Any transaction between the entities is intended to follow the arm's length principle and will be consistent with the amount of profit earned by each entity had the transaction been executed between unrelated parties.

The affiliate is registered and authorized by the Financial Conduct Authority of the United Kingdom. The affiliate is a controlled subsidiary of Crito Holdings LLC and also serves principally as a placement agent acting on behalf of fund managers in their funding efforts in the United Kingdom and elsewhere in Europe. The affiliate is considered to be a foreign broker-dealer under United States law. No revenues have been earned under this arrangement for the year ended March 31, 2026.

CRITO CAPITAL LLC

NOTES TO FINANCIAL STATEMENT
March 31, 2026

(See Report of Independent Registered Public Accounting Firm)

Note 7   **Cash Segregated under Federal and Other Regulations**
Cash of $54,476 has been segregated in the special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934.

Note 8   **Subsequent Events**
These financial statements were approved by management and available for issuance on June 1, 2026. Subsequent events have been evaluated through that date.

On March 31, 2026, the Company entered into a third party office lease arrangement effective April 1, 2026, the Company will begin leasing office space from an unrelated landlord under an annual renewable lease.